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[COOLEY GODWARD LLP LETTERHEAD]

VIRGINIA C. EDWARDS
(415) 693-2129
vedwards@cooley.com

August 9, 2005

Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Attention: Mark P. Shuman

Re:
BroadVision, Inc.
Registration Statement on Form S-3
Filed June 8, 2005
File No. 333-125640

Ladies and Gentlemen:

        Enclosed for filing on behalf of BroadVision, Inc. (the "Company") is Amendment No. 1 to the above-referenced Registration Statement on Form S-3, File No. 333-125640 (the "Form S-3"). For your convenience, we have enclosed three unmarked copies of the Form S-3 and three copies marked to show changes from the initial filing. This filing has been made in response to the comments received from the Staff of the Commission by letter dated July 8, 2005. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for your convenience, we have inserted into this response letter.

Form S-3

General

1.
We are aware of your request for confidential treatment for selected portions of Exhibit 10.41(a) of your Form 8-K filed December 23, 2004. Upon completion of our review of this application, we will provide comments, if any, in a separate letter to the person designated in your application. All comments will need to be resolved prior to your registration becoming effective.

  Response:    We acknowledge the Staff's statement with respect to the Company's pending request for confidential treatment.

Form S-3

2.
Based on your transmittal letter as well as the disclosure you have provided on pages 2 and 14 of your registration statement, it appears that you have concluded that you are not engaging in a public offering of the shares of your common stock underlying the additional investment rights in light of the fact that you have removed these shares from this new registration statement. However, as indicated by your counsel in a telephone call with the Staff on July 8, 2005, these additional investment rights were still outstanding as of the date that you filed the registration statement. Since these securities were part of the November 2004 private offering that included the offer and sale of the convertible notes, the offering was not completed before the resale registration statement was filed. Withdrawing the prior registration statement followed by filing a new registration statement that excludes shares of your common stock underlying the additional investment rights does not fully address the offering completion problem noted in our prior comments because you are again commencing a public offering of securities issued in an uncompleted private offering. Discuss more thoroughly the consequences of the apparent uncertainty as to the availability of the exemption from the registration requirements of the Securities Act for the November 2004 unregistered transaction. Also discuss the potential uncertainties associated with continuing the offering process with respect to the shares currently registered for resale as well as those shares underlying the additional investment rights to the extent such additional investment rights have been or will be exercised. In responding to this comment, please refer to Interpretation 3S of the Securities Act portion of the March 1999 supplement to the manual of publicly available CF telephone interpretations for guidance. Revise the disclosure in your registration statement accordingly.

  Response:    In accordance with the Staff's comment, the disclosure has been expanded to provide greater detail as it relates to the uncertainty as to the availability of the exemption from the registration requirements of the Securities Act for the November 2004 private placement, and the potential uncertainties associated with continuing the offering process with respect to the shares currently registered for resale. We respectfully advise the Staff that the additional investment rights expired on July 10, 2005 without having been exercised in any part.

3.
In addition, discuss how you intend to record in your financial statements any future conversion of outstanding convertible notes into shares of common stock in light of the uncertainties discussed above.

  Response:    In accordance with the Staff's comment, the disclosure has been expanded to discuss how the Company intends to record in its financial statements any future conversions of outstanding convertible notes into shares of common stock in light of the uncertainties discussed above.

4.
Based upon our review of the form of convertible note issues in connection with the November 2004 private placement, including Section 3(a), are we correct in believing that holders of such notes have the right to require that some, none or all future interest accrued under the note be paid in the form of shares of common stock? If so, please explain how the sale of shares of common stock under the registration statement that holders of the notes would acquire upon conversion of amounts due to them resulting from future accruals on interest would be consistent with Interpretation 3S of the Securities Act portion of the March 1999 supplement to the manual of publicly available CF telephone interpretations.

  Response:    In response to the Staff's comment and subsequent telephonic discussions with the Staff, we have revised the terms of the convertible notes to provide that in no event can the holders of such notes have the right to require that some, none or all future interest accrued under the notes be paid in the form of shares of Company common stock. We did not amend the terms of the notes in any other respect, and no consideration was paid to the noteholders in connection with such revision. Accordingly, any payment of future interest in the form of shares of the Company's common stock can only be made at the election of the Company under certain circumstances, none of which are under the control of the noteholders.

        Please contact me at (415) 693-2129 or Peter Werner at (415) 693-2172 with any further questions or comments regarding this matter.

        Very truly yours,

        /s/ Virginia C. Edwards

cc:
Dr. Pehong Chen
William Meyer
Kenneth Guernsey
Peter Werner

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